UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number:  1-9684

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 27, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AM-CH, Inc.
Full Name of Registrant

Angelo and Maxie’s, Inc.
Former Name if Applicable

2 North Riverside, Seventh Floor
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was late in the filing of its Form 10-K for the fiscal year ended December 27, 2004 (the “Form 10-K”), because it has been awaiting a final response from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s request for no-action advice.  The Company has ceased all operations and filed a Certificate of Dissolution with the Secretary of State of Delaware.  Based on the foregoing, and as set forth in more detail in its request letter, the Company has requested that the Staff advise the Company that it will not recommend that the Commission take any enforcement action against the Company or its officers or directors if the Company ceases to file periodic reports with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, or the rules promulgated thereunder, so long as the Company undertakes to file Current Reports on Form 8-K when and as necessary to publicly disclose all material events relating to the Company's winding-up and liquidation. Because the Company anticipated that it would receive a final response from the Staff with regard to its request prior to the due date of the Form 10-K, it has not taken all of the actions necessary to complete the Form 10-K and would not have been able to file the Form 10-K by the due date without unreasonable effort or expense. If the Company’s request is granted, the Company will not file any quarterly or annual reports for any fiscal periods ending after September 27, 2004, including the Form 10-K, notwithstanding anything to the contrary contained in this Form 12b-25.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Greg Grosvenor, Chief Financial Officer	(312)	466-3966
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AM-CH, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 29, 2005	By	/s/ Greg Grosvenor
Greg Grosvenor, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).